MDU Communications International, Inc.
60-D Commerce Way
Totowa, NJ 07512

September 12, 2007

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Unites States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Comment Letter of August 14, 2007 to MDU Communications International, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2006; Filed January 2, 2007 File No. 000-26053

Dear Mr. Spirgel:

In response to the Comment Letter we received from the Division of Corporate Finance (the “Division”) regarding the Annual Report on Form 10-K for MDU Communications International, Inc. (the “Company”) filed on January 2, 2007, we hereby respond as follows:

1a.
Inclusion in Company’s Calculation of EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of a Provision for Doubtful Accounts and a Provision for Inventory Reserve; page 16-17 of Form 10-K, as filed.

It is correct that in the Company’s definition of EBITDA, it removes from its earnings (net loss) interest, depreciation, amortization and noncash charges related to warrants and stock options. Additionally, the Company adjusts EBITDA by adding back the provision for doubtful accounts and provision for inventory reserve. All adjustments to EBITDA are set forth in the table found on page 17 of the 10-K. The Company will, on a going-forward basis, label EBITDA as “EBITDA, as adjusted” in its discussions as recommended by the Division.

1b.	Importance of the Non-GAAP Measure of EBITDA to Company Investors.

EBITDA is an approximate measure of the Company's operating cash flow based on data from the income statement. It is calculated by looking at the earnings before the deduction of interest expenses, taxes, depreciation, and amortization and other noncash items such as those associated with warrants, options, doubtful accounts and inventory reserves. This earnings measure is of particular interest in a case, such as the Company’s, where a company has a large amount of fixed assets which are subject to depreciation charges and/or where a company has a large amount of acquired intangible assets on its books subject to amortization charges. Additionally, in the Company’s case, it removes the financing effects from earnings and assists in correcting for the differences between company valuations due to their capital structure. Investors have advised the Company that this non-GAAP measure is a beneficial way of comparing companies within and across our industry and assists in determining the ability of our current and projected subscriber base to fund required and discretionary spending for growth initiatives.

EBITDA is also an important measure to the Company's investors and its main creditor due to the Loan and Security Agreement the Company entered into on September 11, 2006 with FCC, LLC, d/b/a First Capital, and Full Circle Funding, LP for a senior secured $20,000,000 credit facility (“Credit Facility”) to fund the Company’s subscriber growth. There is a covenant in the Credit Facility that requires continued positive EBITDA (as adjusted) for the Company to access additional stages of the Credit Facility. Therefore we publicly report EBITDA on a quarterly basis as it is a material term to the Credit Facility.

Additionally, EBITDA is the income that a company has free for future interest payments. Because EBITDA is measured before interest (which varies with the amount of debt financing), it approximates the Company's earnings potential as if financed with zero debt. EBITDA assists investors and creditors in understanding the viability of future borrowings.

Collectively, the Company believes (and has been advised by several significant investors) that its calculation of EBITDA, as adjusted, is an important tool for investors to understand certain financial metrics of the Company.

2.	Accounting for a Liquidated Penalty Associated with a Potential Untimely Effectiveness of a Registration Statement; page 14 of Form 10-K, as filed.

As noted by the Division, the Company entered in a Credit Facility with FCC, LLC, d/b/a First Capital, and Full Circle Funding, LP on September 11, 2006 for a senior secured $20,000,000 facility to fund the Company’s subscriber growth. Associated therewith, the Company issued one million warrants to FCC, LLC, d/b/a First Capital, and Full Circle Funding, LP (“warrant holders”) to purchase shares of common stock, all of which are covered by an executed and agreed upon Registration Rights Agreement, which includes a penalty in additional shares of unregistered common stock (not cash) if registration statement effectiveness is not timely achieved.

The Company did not account for any potential penalty under the Registration Rights Agreement because such Registration Rights Agreement provides for “demand” registration at the timing and option of the warrant holders, and may never be demanded. Upon demand, the Company has one hundred and thirty-five (135) days to file and have declared effective a registration statement covering the warrants associated with the Credit Facility. As of this letter, the warrant holders have not exercised their right of demand, so no registration statement is due and thus no penalty is being incurred, nor is it foreseeable that any penalty will be incurred at this time. If a penalty is incurred, it would be settled through other unregistered shares of common stock, not cash.

The Division points the Company to EITF No. 05-04, "The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument, Subject to EITF Issue No. 00-19, ‘Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock.’ EITF 05-04 discusses that the issuance of a registration rights agreement with a liquidated damages clause is common when equity instruments, stock purchase warrants, and financial instruments that are convertible into equity securities are issued. However, EITF No. 05-04 generally makes three assumptions, (i) that a registration is agreed to “in contemplation of the equity issuance,” (ii) that the penalty “is paid in cash,” and (iii) that the penalty has “no stated cap or maximum penalty specified in the agreement.” EITF Issue No. 05-4, Issue Summary No 1, Prepared June 1, 2005 (by FASB staff).

The Company’s interpretation of EITF 05-04 is that it speaks to efforts to file a registration statement and have it declared effective within a specific grace period where the registration process is initiated concurrently with the issuance of a registration rights agreement. In the Company’s case, since the warrant holders had not presented a “demand” for registration to the Company as of September 30, 2006 (or as of this letter, and may never request a demand), the warrant holders were not at risk of incurring damages for any potential failure of the Company to timely register the securities, and, therefore, the Company was not at risk of being in default of the Registration Rights Agreement or incurring any penalties. The Company also interprets EITF 05-04 as being most concerned with cash penalties. The Company’s Registrations Rights Agreement calls for the penalty to be paid only in shares of unregistered common stock, not cash. Additionally, any penalty that the Company would incur would cease after one year, not the full five year term of the warrant as suggested by EITF No. 05-04.

Further convoluting the question of application of Issue No. 05-04 is that it was last discussed by the Task Force at the September 15, 2005 EITF meeting, at which time the Task Force decided to postpone further deliberations until after the Board addressed whether a separate registration rights agreement was a derivative. Thereafter, in December 2006, the FASB staff recommended that EITF Issue No. 05-04 be removed from the EITF agenda (prior to the filing of our Form 10-K) to no objection from the Task Force, upon the issuance of ETIF No. 00-19-02. Collectively, there was a question in the Company’s mind of whether ETIF No. 05-04 was ever GAAP.

Given the above, the Company did not believe that ETIF No. 05-04 applied to its Registration Rights Agreement and believed that accounting for the share penalty upon reasonable certainty of penalty incurrence was the more prudent approach.

3.	Clarification of Company’s Deferred Revenue; page 29 of Form 10-K, as filed.

The Company’s line item of deferred revenue represents (i) payments by subscribers in advance of the delivery of services, (ii) the commission that DirecTV, Inc. pays the Company for obtaining subscribers and an annual commitment, and (iii) the discount received from DirecTV, Inc. for certain equipment associated with the subscribers in (ii), above.

The quarterly and annual advance payments made by some subscribers to the Company’s services (see (i) above) and the commissions paid to the Company from DirecTV, Inc. for certain direct-to-home and bulk-choice-advantage customers who sign an annual agreement (see (ii) above) are placed in the current portion of deferred revenue because such revenue is recognized within one year. The quarterly and annual advance payments are recognized in each month for which the payment is intended by the subscriber. The DirecTV, Inc. commissions are recognized equally over a twelve month period because DirecTV, Inc. has the ability to pro-rate a “charge-back” on the commission for any subscriber cancellation of an annual agreement during the first year of programming service.

However, the equipment referenced in (iii) above are set-top receivers and due to the fact that the Company depreciates this equipment over seven years, the discount received for the receivers is recognized over the seven years. The portion that is not recognized within twelve months (current) is set forth in the long term portion of the deferred revenue.

The Company makes reference to its revenue policy on page 25 of Form 10-K under its “Critical Accounting Policies and Estimates”:

“Revenue recognition with respect to initial service or connection:

On September 29, 2003, the Company entered into a new System Operator Agreement with DIRECTV, Inc. for the delivery of DIRECTV digital satellite programming. Under the new agreement, the upfront activation commission that the Company receives from DIRECTV for each new subscriber is paid to the Company based on “gross” subscriber additions in a given month. However, the Company must obtain an annual commitment from a subscriber for DIRECTV programming in order to receive the commission. The commission can be proportionally “charged back” by DIRECTV only if a subscriber disconnects within the annual commitment period. Because after twelve months no portion of the commission can be “charged back,” the Company recognizes this revenue over one year.

In late December 2004, the Company executed an addendum to the September 29, 2003 System Operator Agreement with DIRECTV, Inc. effective as of November 15, 2004. The new addendum provides for an “Analog Commission” to the Company for the addition of a new Bulk Choice Advantage (“BCA”) subscriber. The commission is not subject to an annual commitment from a subscriber and there is no proportional “charge back” by DIRECTV if a subscriber disconnects at any time. Due to the fact that no portion of the BCA “Analog Commission” is subject to the annual commitment or “charge back” provision, the “Analog Commission” is recognizable immediately upon the approval and acceptance of the subscriber by DIRECTV. The addendum also offers the “Individual Subscriber PPC” (prepaid programming commission). Contrary to the “Analog Commission,” the payment of the “Individual Subscriber PPC” by DIRECTV requires an annual commitment for the individual services and is subject to a “charge back” if a subscriber disconnects within the annual commitment. The revenue from the “Individual Subscriber PPC” is comprised of two components, commission and equipment discount. The commission portion is recognized over one year in conjunction with the annual commitment. However, the portion of the “Individual Subscriber PPC” that relates to the equipment discount is recognized in conjunction with the depreciation of the related equipment over seven years.”

The Company believes that it has adequately disclosed and discussed its revenue recognition policy and its deferred revenue in the form 10-K, but on recommendation of the Division, the Company will elaborate on the deferred revenue definition and calculation on a going-forward basis in its quarterly and annual filings.

4.	The Company Operates as Only One Operating Segment; page 34 to Form 10-K, as filed.

In fiscal 1999, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," (SFAS 131). SFAS 131 supersedes Statement of Financial Accounting Standards No. 14 "Financial Reporting for Segments of a Business Enterprise" and establishes standards for reporting information about operating segments. These segments are defined as components of an enterprise that are evaluated regularly by the chief operating decision maker(s) in determining how to allocate resources and assess performance based on available, separate financial information.

The Company operates in one reported operating segment: certain communication services to the residential multi-dwelling unit industry. Within these communication services are three main communication products, (i) direct-to-home digital satellite television programming, (ii) private cable analog television programming, and (iii) high-speed Internet services, all of which are sold and maintained through four regional United States Company offices. Performance of the Company, and its three main products, is evaluated by the Company's Chief Executive Officer based on geographic and total Company results. There are no segment or product managers. Although revenue is evaluated by product category, separate financial information is not available by product category in regards to asset allocation, expense allocation, or profitability. A client (multi-dwelling unit property owner) may desire to have the Company deploy one or all three communication products into their property. The products are delivered over common wiring and common equipment, by common technicians and installers trained in all three products, are thereafter maintained and serviced during common service visits and customer problems are handled through a common call center. As stated, separate financial tracking of these three products (other than some easily identifiable direct costs) does not generally exist other than reporting of revenue.

Under SFAS 131 paragraph 17, two or more operating segments may be aggregated into a single operating segment for financial reporting purposes if aggregation is consistent with the objective and basic principles of SFAS 131, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas: 1) the nature of products and services; 2) the nature of the production processes; 3) the type or class of customer for their products and services; and 4) the methods used to distribute their products or provide their services. We believe each of the Company's four geographic regions meet these criteria as they provide the similar services to similar customers, using similar methods of sales and installation and similar methods to distribute the same products and services.

Acknowledgement.

The Company agrees, understands and acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding our responses to this Comment Letter or require additional information or clarification, please feel free to contact me at (973) 237-9499, x4034. Thank you.

Yours very truly,

/s/ Bradley D. Holmstrom

Bradley D. Holmstrom
General Counsel